EXHIBIT 99.1

Nevada Chemicals, Inc.

News Release

FOR IMMEDIATE RELEASE:  April 27, 2006

CONTACT:	John T. Day, President/CEO
Dennis P. Gauger, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 1st Quarter 2006 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the first quarter ended March 31, 2006.  The Company had net income of $1,078,000 or $0.15 a share compared to $505,000 or $0.07 per share in the first quarter of 2005.  This represents more than a doubling of net income compared to a year ago.

The improvement in earnings over the first quarter of 2005 is due primarily to increased earnings from a joint venture, partially offset by increased legal and professional fees at Nevada Chemicals.  During the first quarter of 2006, the Company’s joint venture, Cyanco, had increased revenues as compared to the first quarter of the prior year.  As the cost of raw materials decreased over the prior quarter, the lag effect in pricing benefited the Cyanco.  The Company anticipates continued volatility in the cost of raw materials.  According to Day, there continues to be interest on the part of the gold mines to review strategies to exploit the highest gold price in 25 years and he stated that this was probably the reason for higher quantities of product sold by Cyanco during the quarter.

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and Degussa Corporation.  Cyanco has produced and marketed liquid sodium cyanide to the western United States gold mining region for the past 16 years.

NEVADA CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

AND BALANCE SHEET DATA

	Quarters Ended March 31,
	2006	2005
Revenues and Equity in Earnings of Joint Venture	$1,768,000	$834,000

Net Income	$1,078,000	$505,000

Earnings per Common Share,
Assuming Dilution	$0.15	$0.07

Stockholders’ Equity	$22,105,000	$21,686,000

Total Assets	$27,165,000	$27,418,000

Weighted Average Common Shares Outstanding-Fully Diluted	6,978,000	6,890,000

Note: The foregoing contains “forward-looking” statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995.  Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company’s business prospects and performance.  These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company’s reports to shareholders and periodic filings with the Securities and Exchange Commission.